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                                                     DENVER, NORTHERN VIRGINIA,
                            WWW.MOFO.COM             ORANGE COUNTY, SACRAMENTO,
                                                     WALNUT CREEK, CENTURY CITY

                                                     TOKYO, LONDON, BEIJING,
                                                     SHANGHAI, HONG KONG,
                                                     SINGAPORE, BRUSSELS


July 7, 2005


                                                         Writer's Direct Contact
                                                             (213) 892-5251
                                                             hcohn@mofo.com

BY OVERNIGHT DELIVERY AND FACSIMILE

Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549


Re:   Vestin Realty Trust II, Inc.
      Registration Statement on Form S-4 (File No. 333-125121)

Dear Ms. Garnett:

On behalf of Vestin Realty Trust II, Inc. (the "Company"), we are transmitting for filing Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-4 (File No. 333-125121) (the "Registration Statement"). A courtesy copy will be provided that is marked to show changes from the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on May 20, 2005.

The Amendment is being filed in response to comments received from the Commission staff (the "Staff") by letter dated June 20, 2005. The relevant text of the Staff's comments has been included in this letter. The numbering of the Company's responses corresponds to the numbering in the Staff's letter.

1. COMMENT: WE NOTE THAT VESTIN REALTY TRUST I, INC. HAS ALSO FILED A FORM S-4 WITH RESPECT TO ITS PROPOSED CONVERSION TO A REIT. AS INDICATED IN OUR LETTER DATED JUNE 9, 2005, WE WILL MONITOR THAT REGISTRATION FOR COMPLIANCE, WHERE APPLICABLE, WITH THIS COMMENT LETTER.

Response: The Company respectfully notes the Staff's comment.

2. COMMENT: WE NOTE THAT VESTIN FUND II TERMINATED ITS OFFERING IN 2004. PLEASE TELL US WHY YOU HAVE NOT REMOVED FROM REGISTRATION BY MEANS OF POST-EFFECTIVE AMENDMENT ANY OF THE SECURITIES THAT WERE REGISTERED THAT REMAINED UNSOLD AT THE
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Karen J. Garnett
July 7, 2005
Page Two


TERMINATION OF THE OFFERING. REFER TO UNDERTAKING 4 OF YOUR REGISTRATION STATEMENT 333-52484.

Response: In response to the Staff's comment, the Company filed with the Commission on June 23, 2005 Post-Effective Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-52484) to deregister all units that remained unsold at the termination of the offering.

3. COMMENT: PLEASE PROVIDE US WITH YOUR ANALYSIS OF THE APPLICATION OF RULE 13E-3 TO THE PROPOSED TRANSACTIONS. IF YOU INTEND TO RELY ON AN EXEMPTION FROM THE RULE, PLEASE TELL US HOW YOU WILL SATISFY THE CONDITIONS OF THE EXEMPTION.

Response: Rule 13e-3(g)(2) provides that the section will not apply to any "Rule 13e-3 transaction in which the security holders are offered or receive only an equity security provided That: (i) such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed satisfied if unaffiliated security holders are offered common stock; (ii) such equity security is registered pursuant to section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Act; and
(iii) if the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, such equity security is either listed on a listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association."

In the proposed transaction, (i) the unitholders of Vestin Fund II, LLC ("Fund II"), including unaffiliated security holders, will receive only an equity security (common stock) of the Company, (ii) the Company's common stock will be registered pursuant to Section 12 of the Securities Exchange Act of 1934 and
(iii) the units of Fund II are neither listed on a national securities exchange nor authorized to be quoted in an inter-dealer quotation system of a registered national securities association. In addition, the proposed transaction does not have a reasonable likelihood or a purpose of producing the effects described in Rule 13e-3(1)(3)(ii); rather, the substance of the proposed transaction is to provide new listed securities in exchange for the current non-listed securities. For the foregoing reasons, the Company respectfully submits that Rule 13e-3 does not apply to the proposed transaction.

4. COMMENT: IT APPEARS THAT THE PROPOSED TRANSACTION MAY CONSTITUTE A ROLL-UP TRANSACTION THAT WOULD BE SUBJECT TO SUBPART 900 OF REGULATION S-K. PLEASE PROVIDE ALL THE DISCLOSURE AND OTHER RELEVANT INFORMATION REQUIRED BY SUBPART 900 OR PROVIDE US WITH AN ANALYSIS AS TO WHY YOU DO NOT BELIEVE THAT THE PROPOSED TRANSACTION CONSTITUTES A ROLL-UP TRANSACTION.
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Karen J. Garnett
July 7, 2005
Page Three

Response: The Company respectfully submits that the proposed transaction does not constitute a "roll-up transaction" within the meaning of Subpart 900 of Regulation S-K. Item 901(c)(2)(vii) provides that a "roll-up transaction" shall not include a "transaction in which the investors in any of the [entities] involved in the transaction are not subject to a significant adverse change with respect to voting rights, the terms of existence of the entity, management compensation or investment objectives." In the proposed transaction, there will not be a significant adverse change with respect to the voting rights in, and the duration, management compensation and investment objectives of, the Company. Specifically, the duration, management compensation and investment objectives of the Company will be identical to those of Fund II. In addition, following the REIT conversion, unitholders of Fund II will have the same number of votes and will be entitled to vote with respect to the same matters as they currently do.

5. COMMENT: THE DISCLOSURE ON PAGE 20 OF THE PROSPECTUS AND A PRESS ARTICLE DATED MARCH 28, 2005, WHICH INDICATE THAT PRIOR TO FILING THE REGISTRATION STATEMENT YOU CONDUCTED MEETINGS WITH YOUR INVESTORS TO TEST THE WATERS FOR THE PROPOSED REIT CONVERSION. PLEASE PROVIDE US A DETAILED ANALYSIS OF WHETHER THESE DISCUSSIONS WERE OFFERS OF YOUR SECURITIES AND HOW THESE DISCUSSIONS WERE CONSISTENT WITH SECTION 5 OF THE SECURITIES ACT.

Response: The Company supplementally advises the Staff that Vestin Mortgage conducted a number of meetings with members of Fund II, Vestin Fund I, LLC and Vestin Fund III, LLC (collectively, the "Funds") in February and March of 2005 in order to ascertain their potential interest in converting each of the Funds into a REIT. No press releases or other means of general solicitation were used to announce the meetings. Only members of the Funds were permitted to attend the meetings. Members were told at the outset of the meeting that there would be no solicitation and that the sole purpose of the meeting was to allow members to express their opinions regarding the possibility of converting one or more of the Funds into a REIT. At these meetings, officers of Vestin Mortgage discussed the substantial backlog of withdrawal requests from members, discussed the possibility of solving current liquidity concerns by converting Fund II into a REIT and explained the basic attributes of a REIT. The discussion of REITs was limited to a generic discussion of their basic structure. There was no discussion regarding the specific features or terms of the Company; in fact, the Company had not been formed and many of its fundamental features had not been determined. Following the presentation, members asked questions and expressed their points of view on a potential conversion. At some, but not all of the meetings, members discussed liquidation as an alternative to converting into a REIT. At all the meetings, members were told there could be no conversion unless members holding more than 50% of the outstanding membership interests voted in favor of the conversion. No written materials were distributed at any of the meetings and no indications of interest or other documents were collected from attendees.
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Karen J. Garnett
July 7, 2005
Page Four


The Company respectfully submits that no offers were made at these meetings. While REITs were discussed in generic terms, there was no presentation or discussion regarding the shares of the Company or any other specific securities. There was no effort to sell the shares of the Company or condition the future market for the Company's shares.

6. COMMENT: THROUGHOUT THE PROSPECTUS YOU PROVIDE INFORMATION ON REDEMPTION REQUESTS THROUGH 2016. IT APPEARS THAT THE REQUESTS ARE SPREAD OUT OVER SO MANY YEARS BECAUSE OF THE 10% LIMIT ON AGGREGATE REDEMPTIONS AND THE $100,000 INDIVIDUAL LIMIT. SINCE THIS INFORMATION IS PROVIDED TO SUPPORT YOUR DECISION TO PROVIDE IMMEDIATE LIQUIDITY TO THESE AND OTHER INVESTORS WHO WOULD LIKE TO DISPOSE OF THEIR INVESTMENT, PLEASE DISCLOSE THE NUMBER OF UNIT HOLDERS WHO HAVE REQUESTED REDEMPTION, THE PERCENTAGE OF TOTAL UNIT HOLDERS THAT THIS REPRESENTS, THE TOTAL AMOUNT OF REQUESTS OUTSTANDING AND THE PERCENTAGE OF FUND CAPITAL ACCOUNTS THAT THIS REPRESENTS. THIS WILL PROVIDE INVESTORS MORE INSIGHT INTO THE DESIRE OF YOUR UNITHOLDERS FOR LIQUIDITY. ALSO, PLEASE CLARIFY THE EFFECT OF THE PROPOSED TRANSACTIONS ON UNITHOLDERS WHO HAVE ALREADY REQUESTED REDEMPTION.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

7. COMMENT: PLEASE ADVISE US HOW THE REDEMPTION PROGRAM FOR FUND II IS CONSISTENT WITH THE RULES RELATING TO ISSUER TENDER OFFERS. REFER TO RULE 13E-4 UNDER THE EXCHANGE ACT.

Response: Rule 13e-4(h)(1) provides that the section will not apply to "redemptions of any security in accordance with the terms and conditions of its governing instruments." The Company respectfully submits that Rule 13e-4 does not apply to the redemption program for Fund II as the terms and conditions for any redemption of units is contained in the operating agreement for Fund II, the "governing instrument" for the units.

8. COMMENT: PLEASE CONFIRM THAT YOU WILL FILE WITH THE COMMISSION ALL MATERIALS USED TO AID IN THE SOLICITATION OF PROXIES. PLEASE PROVIDE US WITH COPIES OF THESE MATERIALS AND INDICATE THE DATE THEY WERE FIRST USED. PLEASE PROVIDE US WITH FORMS OF THE PROXY CARDS.

Response: In response to the Staff's comment, the Company has filed as Exhibit
99.1 the form of proxy card. The Company confirms that it will (i) file with the Commission all materials, if any, used to aid in the solicitation of proxies and
(ii) provide copies of these materials to the Staff and indicate the date they were first used.

9. COMMENT: PLEASE PROVIDE US WITH ANY PICTURES, GRAPHICS OR ARTWORK THAT WILL BE USED IN THE PROSPECTUS.
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Karen J. Garnett
July 7, 2005
Page Five


Response: The Company supplementally advises the Staff that the proxy statement/prospectus will not contain any pictures, graphics or artwork.

10. COMMENT: PLEASE REVISE THE LAST BULLET RISK FACTOR TO STATE THAT THE AMOUNT RECEIVED MAY ALSO BE LESS THAN THE AMOUNT THAT WOULD BE RECEIVED IN CONNECTION WITH A LIQUIDATION OF THE FUND.

Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

11. COMMENT: YOU CURRENTLY REPEAT A SIGNIFICANT AMOUNT OF INFORMATION IN BOTH YOUR Q&A AND SUMMARY. FOR PURPOSES OF ELIMINATING REDUNDANCIES AND GROUPING LIKE INFORMATION TOGETHER, PLEASE VIEW YOUR Q&A AND SUMMARY AS ONE SECTION AND REVISE ACCORDINGLY.

Response: In response to the Staff's comment, the Company has revised the disclosure to eliminate redundancies in the Q&A and summary sections.

12. COMMENT: WHEREVER YOU STATE THAT YOU "ANTICIPATE" THAT SHARES OF THE REIT WILL TRADE ON NASDAQ, PLEASE REVISE TO STATE THAT YOU HAVE APPLIED FOR SUCH A LISTING. IN EACH INSTANCE, PLEASE DISCLOSE THAT LISTING IS A CONDITION TO THE CONSUMMATION OF THE TRANSACTION.

Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

13. COMMENT: PLEASE INCLUDE A Q&A OR A SECTION IN THE SUMMARY THAT DISCLOSES THE BENEFITS TO THE MANAGER OF THIS TRANSACTION. IN PARTICULAR, PLEASE DISCLOSE THAT THE PROPOSED TRANSACTION IS LIKELY TO RESULT IN GREATER FEES FOR THE MANAGER THAN MAINTAINING THE STATUS QUO, SINCE YOUR PORTFOLIO WILL NOT CONTINUE TO BE REDUCED BY REDEMPTIONS, AND WILL CERTAINLY RESULT IN GREATER FEES THAN IF YOU DECIDED TO PROVIDE UNITHOLDERS LIQUIDITY BY LIQUIDATING THE PORTFOLIO.

Response: In response to the Staff's comment, the Company has provided additional disclosure in the Q&A as requested.

14. COMMENT: PLEASE EXPLAIN BRIEFLY HERE, AND IN DETAIL IN YOUR MD&A, HOW YOU EXPECT TO MATERIALLY INCREASE THE AVAILABILITY OF ASSETS FOR INVESTMENTS THROUGH THIS CONVERSION. QUANTIFY YOUR CURRENT RESERVES AND DISCLOSE YOUR PLANS FOR USE OF LEVERAGE. IF THIS DOES NOT AMOUNT TO A MATERIAL PORTION OF YOUR ASSETS, PLEASE RECONSIDER THIS DISCLOSURE.
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Karen J. Garnett
July 7, 2005
Page Six


Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

15. COMMENT: PLEASE DISCLOSE THE VALUE OF THE ASSETS TO BE TRANSFERRED TO YOUR TRSS, INCLUDING THE VALUE AS A PERCENTAGE OF THE TOTAL FUND.

Response: In response to the Staff's comment, the Company has provided additional disclosure to (i) provide the total value as of March 31, 2005 of the assets transferable to taxable REIT subsidiaries and the percentage this value represented to Fund II's total capital as of such date and (ii) clarify that the composition and value of the assets to be transferred can only be determined at the time of the REIT conversion

16. COMMENT: WE NOTE YOUR DISCLOSURE THAT YOU PLAN TO OPERATE YOUR BUSINESS AS IT IS CURRENTLY CONDUCTED. YOU TERMINATED YOUR OFFERING IN 2004. PLEASE DISCLOSE WHETHER YOU INTEND TO RAISE ADDITIONAL EQUITY AND, IF SO, THE MANNER IN WHICH YOU INTEND TO DO SO.

Response: In response to the Staff's comment, the Company has provided additional disclosure to clarify that it currently does not intend to raise additional capital through equity sales.

17. COMMENT: PLEASE ADVISE US HOW THE REIT RESTRICTIONS COMPORT WITH YOUR STATEMENT THAT CONVERSION TO A REIT WILL REQUIRE NO CHANGE IN YOUR INVESTMENT POLICIES, OBJECTIVES OR OPERATIONS.

Response: In response to the Staff's comment, the Company has revised the disclosure to clarify that, subject to compliance with applicable REIT rules and regulation, it will operate its business after the REIT conversion substantially as it is currently conducted and that it does not expect any material change in its business operations or operating policies as a result of the REIT conversion.

18. COMMENT: PLEASE DISCLOSE ANY MATERIAL DIFFERENCES BETWEEN THE NEW MANAGEMENT AGREEMENT AND YOUR EXISTING OPERATING AGREEMENT THAT RELATE TO THE RELATIONSHIP BETWEEN THE COMPANY AND THE MANAGER, INCLUDING CHANGES IN THE FEE STRUCTURE. IN ADDITION, PLEASE DISCLOSE THE MOST RECENT FEES EARNED BY VESTIN MORTGAGE IN CONNECTION WITH VESTIN FUND II, AND INDICATE WHETHER YOU EXPECT FEES TO REMAIN RELATIVELY STABLE UPON CONVERSION. ALSO, PLEASE DISCLOSE ANY TERMINATION PENALTIES OR PAYMENTS.

Response: In response to the Staff's comment, the Company has revised the disclosure to clarify that there are no (i) material differences between the new management agreement and the management provisions in the existing operating agreement and (ii) termination penalties
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Karen J. Garnett
July 7, 2005
Page Seven


or payments. The Company has also provided additional disclosure regarding the fees paid to Vestin Mortgage.

19. COMMENT: HERE AND THROUGHOUT THE PROSPECTUS, PLEASE REFRAIN FROM USING THE TERM "DIVIDENDS" SINCE THE PAYMENT OF DIVIDENDS IMPLIES THE EXISTENCE OF CURRENT AND ACCUMULATED EARNINGS AND PROFITS. SINCE THE COMPANY HAS NEVER OPERATED AS A REIT, THERE IS NO ASSURANCE IT WILL HAVE CURRENT ACCUMULATED EARNINGS AND PROFITS, AND THE DISTRIBUTIONS MADE TO STOCKHOLDERS MAY CONSTITUTE, IN PART, A RETURN OF CAPITAL. INSTEAD, PLEASE USE THE TERM "DISTRIBUTIONS."

Response: In response to the Staff's comment, the Company has revised the proxy statement/prospectus generally to use the term "distributions" instead of "dividends."

20. COMMENT: PLEASE REVISE TO CLARIFY THAT IN ORDER TO MAINTAIN ITS STATUS AS A REIT, VESTIN REALTY TRUST MAY BE REQUIRED TO MAKE DISTRIBUTIONS IN EXCESS OF AVAILABLE CASH. DISCLOSE HOW YOU WILL FUND SUCH DISTRIBUTIONS AND DISCLOSE THAT SUCH DISTRIBUTIONS WOULD REPRESENT A RETURN OF CAPITAL TO INVESTORS.

Response: In response to the Staff's comment, the Company has revised the disclosure to clarify that (i) in order to maintain its status as a REIT, it may be required to make distributions in excess of available cash and (ii) in such a situation, it expects to borrow funds or raise capital by selling assets to meet the distribution requirements. The Company has also provided additional disclosure to clarify that distributions of REIT taxable income generally will be a taxable distribution and not represent a return of capital.

21. COMMENT: PLEASE EXPAND THIS SECTION TO SUMMARIZE THE MOST MATERIAL MERGER-RELATED RISKS. A CROSS-REFERENCE TO YOUR RISK FACTORS IS NOT SUFFICIENT. PLEASE CONSIDER PRESENTING IN A BULLET POINT FORMAT. AMONG OTHER THINGS, YOU SHOULD DISCUSS:

      - THE RISK THAT AN INVESTOR WILL RECEIVE LESS UPON A SALE OF VESTIN REALTY TRUST COMMON STOCK THAT IT WOULD UPON A REDEMPTION OR LIQUIDATION OF ITS UNITS;

      - THE MARKET RISK OF SHARES OF VESTIN REALTY TRUST COMMON STOCK CONSIDERING THE POTENTIAL LIQUIDATION OF THE COMPANY IN 2020 AND YOUR GROWTH STRATEGY;

      -     THE RISKS OF FAILURE TO MAINTAIN QUALIFICATION AS A REIT;

      -     THE INCREASED COST OF OPERATING AS A LISTED COMPANY; AND

      -     THE CONFLICTS OF INTEREST OF YOUR MANAGER.
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Karen J. Garnett
July 7, 2005
Page Eight


Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

22. COMMENT: PLEASE INCLUDE AN ORGANIZATIONAL CHART DEPICTING THE MANAGEMENT AND INTERRELATIONSHIP OF ALL AFFILIATED ENTITIES BOTH BEFORE AND AFTER THE PROPOSED MERGER, INCLUDING ANY TAXABLE REIT SUBSIDIARIES.

Response: In response to the Staff's comment, the Company has included an organizational chart as requested.

23. COMMENT: PLEASE ADVISE US WHETHER THERE ARE STATE LAW LIMITATIONS ON YOUR ABILITY TO DEFER THE MERGER FOR AN UNLIMITED TIME, BUT STILL RELY ON YOUR UNITHOLDERS' APPROVAL.

Response: The Company supplementally advises the Staff that is not aware of any state law limitations on its or Fund II's ability to defer the merger for an unlimited time and still rely on unitholder approval.

24. COMMENT: PLEASE INCLUDE A BRIEF DISCUSSION OF EACH OF THE FOLLOWING, TO THE EXTENT APPLICABLE:

      - THAT THE MANAGEMENT AGREEMENT WAS NEGOTIATED BY RELATED PARTIES AND MAY NOT REFLECT TERMS AS ADVANTAGEOUS AS THOSE SUBJECT TO AN ARM'S LENGTH AGREEMENT;

      - THAT YOUR MANAGER HAS FULL DISCRETION IN DETERMINING WHETHER TO SELL A LOAN TO YOU OR TO ANOTHER FUND OR TO A THIRD PARTY;

      - THAT YOUR MANAGER HAS NO OBLIGATION TO PROVIDE YOU WITH ANY PARTICULAR OPPORTUNITIES OR EVEN A PRO RATA SHARE OF OPPORTUNITIES AFFORDED TO OTHER FUNDS THAT IT MANAGES; AND

      - THAT YOUR MANAGER RECEIVES FEES BASED ON THE SIZE AND NUMBER OF BORROWER TRANSACTIONS REGARDLESS OF THE PERFORMANCE OF THE ASSETS IT SELLS TO YOU, WHICH COULD REDUCE ITS INCENTIVE TO PERFORM DUE DILIGENCE ON THESE LOANS.

      ALSO, PLEASE REVISE YOUR RISK FACTORS SECTION TO PROVIDE A DISCUSSION OF THE RISKS ASSOCIATED WITH THESE ADDITIONAL CONFLICTS OF INTEREST.

Response: In response to the Staff's comment, the Company has revised the disclosure as requested.
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Karen J. Garnett
July 7, 2005
Page Nine


25. COMMENT: PLEASE INDICATE WHETHER YOUR MANAGER HAS THE POWER TO WAIVE ANY OF THESE CONDITIONS, INCLUDING THE LISTING OF THE SHARES ON NASDAQ.

Response: In response to the Staff's comment, the Company has revised the disclosure to as requested.

26. COMMENT: MANY OF YOUR RISK HEADINGS FAIL TO STATE THE ACTUAL RISK. PLEASE REVISE ACCORDINGLY.

Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

27. COMMENT: PLEASE INCLUDE A RISK FACTOR RELATING TO THE POTENTIAL NEGATIVE IMPACT ON THE SHARE PRICE OF VESTIN REALTY TRUST COMMON STOCK IN LIGHT OF THE POTENTIAL LIQUIDATION OF THE COMPANY IN 2020 AND YOUR GROWTH STRATEGY.

Response: In response to the Staff's comment, the Company has expanded the disclosure in an existing risk factor on page 16 of the Amendment to address the impact of the Company's liquidation on its stock price.

28. COMMENT: PLEASE INCLUDE A RISK FACTOR RELATING TO THE INCREASED COSTS OF OPERATING AS A LISTED COMPANY.

Response: In response to the Staff's comment, the Company has included a risk factor relating to the increased costs of operation as a listed company.

29. COMMENT: WE NOTE THE DISCLOSURE STATING THAT YOU COULD BE REQUIRED TO BORROW FUNDS TO MEET THE REIT DISTRIBUTION REQUIREMENTS. PLEASE EXPAND THIS RISK FACTOR OR PROVIDE A SEPARATE RISK FACTOR TO ADDRESS THE TAX EFFECT ON INVESTORS RESULTING FROM DISTRIBUTIONS THAT CONSTITUTE A RETURN OF CAPITAL.

Response: In response to the Staff's comment, the Company has provided additional disclosure to clarify that distributions of REIT taxable income generally will be a taxable distribution and not represent a return of capital.

30. COMMENT: WE NOTE YOUR DISCLOSURE THAT YOU BELIEVE THAT THE SEC'S INFORMAL INQUIRY INTO VESTIN GROUP IS NEGATIVELY IMPACTING YOUR OPERATIONS. PLEASE INCLUDE A RISK FACTOR DISCUSSING THE SEC'S ACTION.

Response: In response to the Staff's comment, the Company has added a risk factor regarding the SEC investigation.

31. COMMENT: PLEASE DISCLOSE THAT YOUR MANAGER HAS NO FIDUCIARY OBLIGATIONS TO YOUR INVESTORS. IS NOT REQUIRED TO DEVOTE ITS EMPLOYEES FULL TIME TO YOUR BUSINESS
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Karen J. Garnett
July 7, 2005
Page Ten


INTERESTS AND, IF TRUE, MAY IN FACT DEVOTE TIME TO BUSINESS INTERESTS COMPETITIVE TO YOUR OWN. FINALLY, PLEASE MAKE IT CLEAR THAT YOUR MANAGER WILL BE PAID FEES BASED ON THE AMOUNT OF ASSETS UNDER MANAGEMENT REGARDLESS OF PERFORMANCE.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

32. COMMENT: PLEASE REVISE TO IDENTIFY KEY PERSONNEL OTHER THAN MR. SHUSTEK. ALSO, PLEASE INDICATE WHETHER ANY OF THESE PERSONNEL ARE SUBJECT TO EMPLOYMENT, NON-COMPETITION OR CONFIDENTIALITY AGREEMENTS OR KEY-MAN INSURANCE FOR YOUR BENEFIT.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

33. COMMENT: PLEASE ALSO DISCLOSE YOUR NON-PERFORMING ASSETS AS A PERCENTAGE OF YOUR TOTAL PORTFOLIO. IN ADDITION, PLEASE DISCLOSE YOUR CURRENT DEFAULT RATE (AS OPPOSED TO MERELY THE AMOUNT OF NON-PERFORMING ASSETS IN YOUR PORTFOLIO) AND EXPLAIN THE FINANCIAL IMPACT OF DEFAULTS IN MORE DETAIL. PLEASE INDICATE WHETHER YOU BELIEVE DEFAULT RATES WILL ACCELERATE IN THE CURRENT RISING INTEREST RATE ENVIRONMENT. FINALLY, PLEASE DISCLOSE YOUR ACTUAL WEIGHTED AVERAGE LTV RATIOS AND YOUR HISTORICAL DELINQUENCY RATES.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

34. COMMENT: PLEASE DISCLOSE WHAT KIND OF FACTS MAY BE MISSED IN YOUR ACCELERATED DUE DILIGENCE PROCESS.

Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

35. COMMENT: PLEASE DISCLOSE THAT ALL YOUR CURRENT LOANS HAVE BALLOON PAYMENTS.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

36. COMMENT: PLEASE DISCLOSE THE POTENTIAL IMPACT OF INCREASING INTEREST RATES ON THE REFINANCE MARKET. IN ADDITION, PLEASE QUANTIFY THE PERCENTAGE OF YOUR LOANS IN THE LAST FISCAL YEAR THAT WERE ORIGINATIONS AND THE PERCENTAGE THAT WERE REFINANCINGS.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.
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Karen J. Garnett
July 7, 2005
Page Eleven


37. COMMENT: PLEASE REVISE THE RISK FACTOR TO CLARIFY THAT YOUR MANAGER'S DUE DILIGENCE MAY BE COMPROMISED BY THE MANAGEMENT FEE STRUCTURE, SINCE THE MANAGER WILL RECEIVE FEES REGARDLESS OF THE PERFORMANCE OF THE ASSET. ALSO, WITH RESPECT TO POST-CLOSING AGREEMENTS THAT LEAD TO FOLLOW-ON FEES FOR YOUR MANAGERS, PLEASE IDENTIFY SUCH AGREEMENTS WITH MORE SPECIFICITY AND MAKE CLEAR THAT THIS MAY ENCOURAGE YOUR MANAGER TO TAKE GREATER RISKS AT YOUR EXPENSE, SUCH AS REFINANCING OR EXTENDING A LOAN THAT MIGHT MORE EFFECTIVELY BE FORECLOSED. IN ADDITION, PLEASE DISCLOSE THE AMOUNTS AND TYPES OF FEES PAID TO THE MANAGER IN THE LAST FISCAL YEAR.

Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

38. COMMENT: IN YOUR DISCUSSION OF YOUR STOCKHOLDER'S RIGHTS PLAN, PLEASE REVISE THE DISCLOSURE TO IDENTIFY THE RISKS OF THE PLAN.

Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

39. COMMENT: PLEASE INCLUDE THE DISCLOSURE REQUIRED BY ITEM 1 OF SCHEDULE 14A AND RULE 14A-5(E) RELATING TO SHAREHOLDER PROPOSALS.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

40. COMMENT: PLEASE SIGNIFICANTLY EXPAND YOUR DISCLOSURE RELATING TO YOUR DISCUSSIONS WITH UNITHOLDERS. IN PARTICULAR, PLEASE DISCLOSE THE NUMBER OF MEETINGS HELD WITH UNITHOLDERS, THE DATES OF SUCH MEETINGS AND THE NUMBER OF UNITHOLDERS AND PERCENTAGE OF OUTSTANDING REPRESENTED AT SUCH MEETINGS. PLEASE DISCLOSE WHETHER ALTERNATIVE TRANSACTIONS WERE PROPOSED IN OR CONSIDERED AT THESE MEETINGS.

Response: In response to the Staff's comment, the Company has provided additional disclosure regarding discussions with unitholders.

41. COMMENT: PLEASE SIGNIFICANTLY EXPAND YOUR DISCLOSURE RELATING TO YOUR CONSULTATIONS WITH BROKER-DEALERS AND YOUR FINANCIAL ADVISORS. IN PARTICULAR, PLEASE DISCLOSE WHETHER THESE PARTIES PROVIDED ADVICE AS TO THE PREMIUM OR DISCOUNT TO NAV AT WHICH THE SHARES WOULD TRADE AND THE ABILITY OF THE MARKET TO SUPPORT THE SHARE PRICE IN THE FACE OF ANTICIPATED SALES BY CURRENT UNITHOLDERS. PLEASE DISCLOSE WHETHER ANY FINANCIAL ADVISORS WERE ENGAGED FOR THE PURPOSE OF EVALUATING THE PROPOSED TRANSACTION. IN ADDITION, PLEASE PROVIDE US ANY REPORTS OR ANALYSES PROVIDED TO THE BOARD BY THESE AND OTHER ADVISORS.
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Karen J. Garnett
July 7, 2005
Page Twelve


Response: In response to the Staff's comment, the Company has expanded its disclosure regarding consultation with broker-dealers and financial advisers. The Company supplementally advises the Staff that no reports or analyses were prepared with respect to the proposed conversion into a REIT.

42. COMMENT: PLEASE DISCLOSE WHETHER OR NOT YOU CONDUCTED A LIQUIDATION ANALYSIS AND, IF NOT, WHY NOT.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

43. COMMENT: PLEASE INCLUDE MORE DETAILED DISCLOSURE ON THE NEGATIVE FACTORS CONSIDERED BY THE BOARD.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

44. COMMENT: PLEASE REVISE THE INTRODUCTORY LANGUAGE TO ELIMINATE THE STATEMENT THAT THE SUMMARY IS NOT COMPLETE. YOU MUST PROVIDE A COMPLETE SUMMARY OF THE MATERIAL TERMS OF THE MERGER. PLEASE MAKE CONFORMING CHANGES TO THE INTRODUCTORY PARAGRAPH IN OTHER SECTIONS OF THE PROSPECTUS, AS APPLICABLE.

Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

45. COMMENT: PLEASE REVISE YOUR DISCUSSION OF THE INTERESTS OF THE DIRECTORS AND EXECUTIVE OFFICERS OF YOUR MANAGER TO SPECIFY THE BENEFITS TO SUCH PERSONS AS A RESULT OF THIS TRANSACTION. IN PARTICULAR, PLEASE DISCLOSE THAT THE TRANSACTION WILL PRESERVE THEIR ABILITY TO GENERATE FEES FROM THE LOAN PORTFOLIO.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

46. COMMENT: PLEASE EXPLAIN TO US YOUR BASIS IN ACCOUNTING FOR THE MERGER AS A PURCHASE OF FUND II BY THE REGISTRANT. IT APPEARS THAT THE ACCOUNTING ACQUIRER WOULD BE VESTIN FUND II, LLC. PLEASE REFERENCE ALL APPLICABLE ACCOUNTING LITERATURE YOU UTILIZED IN DETERMINING THIS WAS THE APPROPRIATE ACCOUNTING TREATMENT. SEE PARAGRAPH 17 OF SFAS 141.

Response: In response to the Staff's comment, the Company has revised the disclosure to more accurately reflect the substance of the transaction and the related accounting treatment.
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Karen J. Garnett
July 7, 2005
Page Thirteen


47. COMMENT: WITH RESPECT TO EACH OF THE FEES PAID TO THE MANAGER, INCLUDING FEES PAID BY BORROWERS ON LOANS THAT WERE TRANSFERRED TO THE FUND, PLEASE DISCLOSE THE ACTUAL AMOUNTS PAID IN THE LAST FISCAL YEAR.

Response: In response to the Staff's comment, the Company has provided additional disclosure regarding the fees paid to Vestin Mortgage.

48. COMMENT: THE ANNUAL ASSET MANAGEMENT FEE HAS BEEN BASED ON AGGREGATE CAPITAL CONTRIBUTIONS. ASSUMING THE CONVERSION IS CONSUMMATED, PLEASE DISCLOSE HOW THE FEE WILL BE CALCULATED GOING FORWARD. IN ADDITION, SINCE THERE WILL NO LONGER BE REDEMPTIONS AND SINCE IT IS NOT CLEAR WHETHER YOU WILL BEGIN RAISING ADDITIONAL EQUITY. PLEASE INCLUDE DISCLOSURE ON WHETHER THE ASSET MANAGEMENT FEE MAY CHANGE FROM YEAR TO YEAR. IN PARTICULAR, PLEASE ADDRESS WHETHER THE LOSS OF PRINCIPAL FROM DEFAULTING LOANS WILL DECREASE THE ASSET MANAGEMENT FEE.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

49. COMMENT: WE NOTE YOUR DISCLOSURE THAT NO FORECLOSED PROPERTIES WILL BE SOLD TO THE MANAGER OR ITS AFFILIATES UNLESS APPROVED BY A MAJORITY OF YOUR UNAFFILIATED DIRECTORS. PLEASE DISCLOSE WHETHER SUCH APPROVALS HAVE BEEN GRANTED IN THE PAST AND, IF SO, WHETHER OR NOT THE MANAGER RECEIVED ADMINISTRATIVE FEES IN CONNECTION WITH THESE FORECLOSURES.

Response: In response to the Staff's comment, the Company has provided additional disclosure to clarify that it has never sold any foreclosed property to Vestin Mortgage or its affiliates.

50. COMMENT: PLEASE REVISE THE DESCRIPTION OF THE LOAN ASSUMPTION AND RECONVEYANCE FEE TO DISCLOSE THE AVERAGE AMOUNT OF PERCENTAGE OF SUCH FEES, BASED ON LOCAL MARKET CONDITIONS.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

51. COMMENT: PLEASE EXPAND YOUR DESCRIPTION OF FEES PAID BY BORROWERS TO CLARIFY HOW THESE FEES DIFFER FROM THE FEES PAID BY FUND II UNDER THE TERMS OF THE OPERATING AGREEMENT.

Response: In response to the Staff's comment, the Company has revised the disclosure to clarify that the fees payable by the Company and borrowers under the management agreement are the same as provided in the operating agreement for Fund II.
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Karen J. Garnett
July 7, 2005
Page Fourteen


52. COMMENT: PLEASE DISCLOSE THE FUND'S HISTORICAL DISTRIBUTIONS PER UNIT.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

53. COMMENT: PLEASE REVISE THIS SECTION TO INCLUDE ADDITIONAL DETAIL REGARDING YOUR CURRENT LOAN PORTFOLIO. IN PARTICULAR, PLEASE INCLUDE DISCLOSURE ON DELINQUENCY RATES, LOAN FORECLOSURES AND GEOGRAPHIC DIVERSIFICATION.

Response: In response to the Staff's comment, the Company has provided additional disclosure in the MD&A section, consistent with Fund II's current practice of disclosing this information in this section in its periodic reports.

54. COMMENT: PLEASE DISCLOSE YOUR BUSINESS PLAN FOR THE REMAINDER OF THE FISCAL YEAR. IN PARTICULAR, PLEASE DISCLOSE WHETHER YOU INTEND TO GROW YOUR EXISTING PORTFOLIO THROUGH EQUITY OFFERINGS OR LEVERAGE. REFER TO ITEM 101 OF REGULATION S-K.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

55. COMMENT: WE NOTE THAT YOUR TARGET LOAN-TO-VALUE RATIO IS APPROXIMATELY 70%. PLEASE DISCLOSE YOUR CURRENT LOAN-TO-VALUE RATIO.

Response: In response to the Staff's comment, the Company has disclosed its loan-to-value ratio for its loan portfolio as a whole as of March 31, 2005.

56. COMMENT: IN YOUR DISCUSSION OF THE TERMS OF YOUR MORTGAGE LOANS ON PAGE 33, PLEASE DISCLOSE THE CURRENT AVERAGE MATURITY OF YOUR PORTFOLIO.

Response: In response to the Staff's comment, the Company has disclosed the average term of a loan in its portfolio as of March 31, 2005.

57. COMMENT: PLEASE INCLUDE AN INTRODUCTORY TABLE SHOWING THE PERCENTAGE OF YOUR PORTFOLIO REPRESENTED BY EACH TYPE OF LOAN.

Response: In response to the Staff's comment, the Company has provided additional disclosure in the MD&A section, consistent with Fund II's current practice of disclosing this information in this section in its periodic reports.

58. COMMENT: PLEASE EXPAND YOUR DISCLOSURE TO ADDRESS THE CURRENT COMPETITIVE CONDITIONS OF YOUR MARKETS. WE NOTE RELEVANT DISCLOSURE ON PAGE 61.

Response: In response to the Staff's comment, the Company has revised the disclosure as requested.
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Karen J. Garnett
July 7, 2005
Page Fifteen


59. COMMENT: PLEASE CLARIFY IN THE DISCLOSURE WHETHER YOU WILL HAVE ANY EMPLOYEES AFTER THE REIT CONVERSION.

Response: In response to the Staff's comment, the Company has revised the disclosure to clarify that it expects to have two employees after the REIT conversion and that Vestin Mortgage will continue to provide the employees necessary for the Company's operations.

60. COMMENT: PLEASE DESCRIBE THE FACTUAL BASIS ALLEGED TO UNDERLIE DESERT LAND'S COMPLAINT AND THE SEC INQUIRY. ALSO, PLEASE CLARIFY THE RELIEF SOUGHT BY DESERT LAND. REFER TO ITEM 103 OF REGULATION S-K.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

61. COMMENT: IN CERTAIN INSTANCES, SUCH AS YOUR DISCUSSION OF ENVIRONMENTAL RISK AND "ACCELERATION ON DEFAULT" CLAUSES, THE DISCLOSURE IS PRESENTED ON A FORWARD-LOOKING BASIS. PLEASE EXPAND THE DISCLOSURE WHERE APPROPRIATE TO ADDRESS YOUR HISTORICAL PRACTICES AND CURRENT PORTFOLIO.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

62. COMMENT: THIS SECTION SHOULD PRESENT AN ANALYSIS OF THE COMPANY'S BUSINESS AS SEEN THROUGH THE EYES OF MANAGEMENT, INCLUDING KNOWN TRENDS, DEMANDS AND COMMITMENTS THAT MAY IMPACT FUTURE FINANCIAL CONDITION OR OPERATING PERFORMANCE. PLEASE EXPAND YOUR INTRODUCTORY DISCLOSURE TO PROVIDE AN ANALYSIS OF THESE ISSUES AND OTHER ITEMS WHICH MANAGEMENT BELIEVES MAY HAVE A MATERIAL IMPACT ON YOUR FUTURE FINANCIAL CONDITION OR OPERATING PERFORMANCE. FOR EXAMPLE, PLEASE DISCUSS RECENT DECLINES IN YOUR NET INCOME, INCREASES IN YOUR NON-PERFORMING ASSETS, THE ANTICIPATED IMPACT OF THE CURRENT INTEREST RATE ENVIRONMENT, INCREASING COMPETITION, YOUR PROPOSED CHANGE TO A LISTED REIT AND ANY OTHER MATERIAL TRENDS. FOR ADDITIONAL GUIDANCE, REFER TO COMMISSION RELEASE NO. 33-8350 (DEC. 19, 2003).

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

63. COMMENT: YOUR DISCLOSURE OF CRITICAL ACCOUNTING ESTIMATES LACKS ANY QUANTITATIVE ANALYSIS TO PROVIDE THE READER WITH INSIGHT TO THE SENSITIVITY CERTAIN ESTIMATES MAY HAVE TO CHANGES IN ASSUMPTIONS AND THE RELATED IMPACT ON YOUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. FOR EXAMPLE, IT APPEARS THAT CHANGES IN ASSUMPTIONS RELATED TO YOUR ALLOWANCE FOR LOAN LOSSES COULD HAVE A MATERIAL IMPACT ON THE FINANCIAL STATEMENTS. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY AND REFER TO SEC RELEASE 33-8350.

[MORRISON - FOERSTER LOGO]

Karen J. Garnett
July 7, 2005
Page Sixteen


Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

64. COMMENT: PLEASE DISCLOSE YOUR WEIGHTED AVERAGE MATURITY FOR EACH PERIOD PRESENTED.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

65. COMMENT: PLEASE REVISE TO EXPAND YOUR DISCLOSURE OF THE REASONS WHY NET INCOME HAS DECREASED FROM $25 MILLION TO $9 MILLION DURING THE NINE MONTHS ENDED MARCH 31, 2005. YOU HAVE ONLY DISCUSSED A PORTION OF THE OVERALL DECREASE. PLEASE DISCUSS YOUR SIGNIFICANT REDUCTION IN REVENUES FOR THE PERIOD AND FULLY EXPLAIN THIS REDUCTION AND WHAT YOU EXPECT GOING FORWARD AND HOW YOU ARE PLANNING TO DEAL WITH YOUR REDUCED REVENUES. FOR REFERENCE SEE ITEM 303 OF REGULATION S-K.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

66. COMMENT: PLEASE EXPLAIN TO US WHY THERE WAS ONLY $249,000 OF DISTRIBUTIONS THAT REPRESENTED A RETURN OF CAPITAL FOR INCOME TAX PURPOSES WHEN DISTRIBUTIONS EXCEEDED NET INCOME BY OVER $6 MILLION.

Response: The Company supplementally advises the Staff that when calculating the return of capital for income tax purposes approximately $6.4 million in valuation adjustments on real estate held for sale and general provisions for loan losses were added back to net income because they are non-deductible expenses for income purposes until actually realized.

67. COMMENT: PLEASE EXPAND THIS SECTION TO ADDRESS LIQUIDITY AND CAPITAL RESOURCE ISSUES ASSUMING YOU CONSUMMATE THE PROPOSED TRANSACTION. IN PARTICULAR, PLEASE ADDRESS ANY PLANS TO GROW YOUR PORTFOLIO AND YOUR PLANS TO FINANCE SUCH GROWTH. PLEASE ADDRESS THE LIMITATIONS IMPOSED BY THE REIT DISTRIBUTION REQUIREMENTS ON YOUR ABILITY TO GROW YOUR PORTFOLIO THROUGH INTERNALLY GENERATED CASH.

Response: In response to the Staff' comment, the Company has provided additional disclosure as requested.

68. COMMENT: PLEASE ADVISE US WHETHER YOUR OWNERSHIP OF THE CEMETERY AND MORTUARY, INCLUDING THE OPERATING BUSINESSES, IS PERMITTED UNDER THE REIT RULES.

Response: The Company supplementally advises the Staff that its ownership of the cemetery and mortuary will be permissible under the REIT rules because it intends to hold
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Karen J. Garnett
July 7, 2005
Page Seventeen


the properties through taxable REIT subsidiaries and it expects no more than 20% of the Company's total assets to be represented by securities of one or more taxable REIT subsidiaries.

69. COMMENT: YOU INDICATE THAT AT MARCH 31, 2005 YOU HAD $10.1 MILLION IN CASH, $1 MILLION IN CERTIFICATES OF DEPOSIT AND $24.7 MILLION IN MARKETABLE SECURITIES, BUT ON PAGE F-13 YOU INDICATE THAT THE BONDS (REFERRED TO AS MARKETABLE SECURITIES ABOVE) ARE NON-PERFORMING, THAT YOU WILL EXPLORE INITIATING FORECLOSURE PROCEEDINGS ON THEM, AND THAT AS OF MARCH 31, 2005 THEY ARE NO LONGER TREATED AS MARKETABLE SECURITIES. IN YOUR NEXT AMENDMENT, PLEASE RECONCILE THIS DIFFERENCE, AND REVISE YOUR DISCUSSION OF LIQUIDITY TO ADDRESS YOUR WORKING CAPITAL SITUATION AND TO EXPLAIN HOW YOU PLAN TO MEET SHORT TERM LIQUIDITY NEEDS. FOR EXAMPLE, ADDRESS HOW YOU WILL REPAY REQUESTS FOR REDEMPTION WHICH FOR CALENDAR YEAR 2006 SIGNIFICANTLY EXCEED YOUR AVAILABLE CASH AND CERTIFICATE OF DEPOSIT BALANCES AT MARCH 31, 2005.

Response: In response to the Staff's comment, the Company has revised the disclosure to clarify the disclosure regarding the local agency bonds and otherwise to address the Staff's comment as requested.

70. COMMENT: PLEASE EXPAND THE DISCLOSURE TO PROVIDE INFORMATION ABOUT EACH TRANSACTION SINCE THE BEGINNING OF YOUR LAST FISCAL YEAR. ALSO, PLEASE NAME EACH RELATED PERSON WITH AN INTEREST IN THE TRANSACTION, INDICATE THAT PERSON'S RELATIONSHIP TO VESTIN REALTY TRUST OR FUND II AND THE NATURE OF EACH PERSON'S INTEREST IN THE TRANSACTION. IF KNOWN, PLEASE SEPARATELY DISCLOSE THE AMOUNT OF EACH PERSON'S INTEREST IN THE TRANSACTION. REFER TO ITEM 404 OF REGULATION S-K.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

71. COMMENT: PLEASE IDENTIFY THE LAW FIRM IN WHICH YOUR SECRETARY HAS AN EQUITY INTEREST.

Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

72. COMMENT: PLEASE EXPAND YOUR DISCLOSURE TO DISCLOSE QUANTITATIVE INFORMATION ABOUT MARKET RISK IN ACCORDANCE WITH ONE OF THE DISCLOSURE ALTERNATIVES PROVIDED IN ITEM 305(A) OF REGULATION S-K.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

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Karen J. Garnett
July 7, 2005
Page Eighteen


73. COMMENT: PLEASE EXPAND YOUR DISCLOSURE RELATED TO THE TAX-FREE INCOME SECURITIES ON PAGE 70 TO DISCLOSE THEIR STATUS AS OF MARCH 31, 2005 AS NON-PERFORMING AND TO DISCLOSE YOUR PLANS TO INITIATE FORECLOSURE PROCEEDINGS.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

74. COMMENT: PLEASE DISCLOSE THAT THE SHAREHOLDERS OR VESTIN REALTY TRUST WOULD HAVE THE ABILITY TO TERMINATE THE MANAGEMENT AGREEMENT.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

75. COMMENT: WE NOTE THAT, AS A CONDITION TO THE MERGER, YOU MUST RECEIVE OPINIONS REGARDING THE TAX TREATMENT OF THE MERGER AND YOUR ABILITY TO QUALIFY AS A REIT. PLEASE CONFIRM THAT YOU WILL RECEIVE OPINIONS REGARDING THESE TAX MATTERS PRIOR TO THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT, AND THAT YOU WILL FILE THE OPINIONS AS EXHIBITS TO THE REGISTRATION STATEMENT. REVISE THE DISCLOSURE HERE AND IN THE SUMMARY TO REFLECT THE FACT THAT YOU HAVE RECEIVED THE OPINIONS.

Response: The Company supplementally (i) advises the Staff that it expects to receive the Exhibit 8.1 tax opinion prior to the effective date of the registration statement, (ii) confirms to the Staff that it will file a copy of this tax opinion as an exhibit to the registration statement and (iii) provides to the Staff a draft of this tax opinion with this letter.

With respect to the opinion regarding the tax treatment of the merger and the ability of the Company to qualify as a REIT, the Company supplementally advises the Staff that this opinion is to be delivered at, and will speak as of, the closing of the merger (not the effective date of the registration statement). The delivery of this opinion is a condition to closing. In response to the Staff's comment, however, the Company has revised the disclosure to clarify that neither Fund II nor the Company may waive this condition after Fund II unitholders have approved the merger unless further approval is obtained from Fund II unitholders with appropriate disclosure.

76. COMMENT: PLEASE INCLUDE DISCLOSURE RELATING TO THE IMPACT OF THE SHAREHOLDER RIGHTS PLAN ON YOUR ABILITY TO QUALIFY AS A REIT.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

77. COMMENT: PLEASE INCLUDE DISCLOSURE RELATING TO THE IMPACT OF FORECLOSURES OF CEMETERIES AND OTHER PROPERTIES THAT ARE OPERATING BUSINESSES ON YOUR REIT STATUS. TO
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Karen J. Garnett
July 7, 2005
Page Nineteen


THE EXTENT THESE TYPES OF PROPERTIES RAISE REIT QUALIFICATION ISSUES, PLEASE QUANTIFY THE AMOUNT OF YOUR PORTFOLIO THAT IS REPRESENTED BY MORTGAGES ON THESE TYPES OF PROPERTIES.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

78. COMMENT: PLEASE DISCLOSE THE FOLLOWING WITH RESPECT TO LOAN THAT WAS RESTRUCTURED DURING THE NINE MONTHS ENDED MARCH 31, 2005:

      -     THE AMOUNT OF IMPAIRMENT THAT WAS RECOGNIZED ON THIS LOAN;

      - THE AMOUNT OF INTEREST INCOME INCLUDED IN NET INCOME FOR THE NINE MONTHS ENDED MARCH 31, 2005;

      - THE AMOUNT OF INTEREST INCOME EXCLUDED FROM NET INCOME FOR THE NINE MONTHS ENDED MARCH 31, 2005;

      - THE AMOUNT OF COMMITMENTS, IF ANY, TO LEND ADDITIONAL FUNDS TO DEBTORS OWING RECEIVABLES WHOSE TERMS HAVE BEEN MODIFIED IN TROUBLED DEBT RESTRUCTURINGS; AND

      -     WHETHER THE LOAN IS NOW CURRENT.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

79. COMMENT: PLEASE REVISE TO CLARIFY WHETHER OR NOT THESE BONDS WILL STILL BE CLASSIFIED AS AVAILABLE FOR SALE SUBSEQUENT TO MARCH 31, 2005. ADDITIONALLY, DISCLOSE WHETHER THE UNREALIZED LOSS REPRESENTS OTHER THAN TEMPORARY IMPAIRMENT OF THE BONDS.

Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

80. PLEASE EXPLAIN TO US THE BUSINESS PURPOSE OF THE MANAGER PURCHASING THE RIGHTS TO FUTURE JUDGMENTS ASSOCIATED WITH THE PARCELS IN AUSTIN AND CEDAR PARK, TEXAS. IN WHAT AMOUNT WERE THE PERSONAL GUARANTEES ASSOCIATED WITH THE LOANS?

Response: The Company supplementally advises the Staff that Vestin Mortgage purchased the rights to the future judgments to relieve Fund II of the costs associated with potential litigation in enforcing the personal guarantees. Vestin Mortgage believed it was in its best interest to make sure that Fund II did not suffer a loss if a judgment could not be obtained or enforced. Vestin Mortgage is funding the litigation against the guarantors and has assumed the risks inherent with pursuing and enforcing a judgment. The personal
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Karen J. Garnett
July 7, 2005
Page Twenty


guarantees cover the full amounts owed under the loans, and the Company has provided additional disclosure in this regard.

81. COMMENT: PLEASE AMEND YOUR FILING TO INCLUDE AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2002. IN ADDITION, THIS WOULD REQUIRE YOU TO PROVIDE THE REPORT OF YOUR PREVIOUS AUDITORS, WHICH ISSUED A REPORT ON THE TRANSITION PERIOD ENDING JUNE 30, 2002 AND THE TWELVE MONTHS ENDED DECEMBER 31, 2001. ALSO, YOU NEED TO REVISE TO INCLUDE FINANCIAL STATEMENTS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001. FOR REFERENCE SEE RULE 3-02 OF REGULATION S-X.

Response: The Company supplementally advises the Staff that it intends to include audited financial statements for the fiscal year ended June 30, 2005 (together with audited financial statements for the fiscal years ended June 30, 2004 and 2003) in the final proxy statement/prospectus. Accordingly, the Company believes this comment will become moot.

82. COMMENT: PLEASE TELL US HOW LOANS FUNDED THROUGH SECURED BORROWINGS ARE A NON-CASH INVESTING AND FINANCING ACTIVITY.

Response: As disclosed in the Registration Statement, loans in which third party investors participate through inter-creditor agreements are accounted for as secured borrowings in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The inter-creditor agreements generally provide Fund II additional funding sources for mortgage loans whereby a third-party investor may participate in certain mortgage loans with Fund II and/or Fund I and/or Fund III (collectively, the "Lead Lenders"). In the event of borrower non-performance, the inter-creditor agreements generally provide that the Lead Lenders must repay the investor's loan amount either by (i) continuing to remit to the investor the interest due on the participated loan amount, (ii) substituting an alternative loan acceptable to the investor or (iii) repurchasing the participation from the investor for the outstanding balance plus accrued interest. Assets and related liabilities under secured borrowings represent amounts funded by third-party lenders directly to borrowers on loans originated by Vestin Mortgage under the inter-creditor agreements as described above. The Company supplementally advises the Staff that the transactions reported as non-cash financing activities reflect situations where cash is funded directly to the borrower by the third-party lender.

83. COMMENT: PLEASE EXPLAIN TO US THE NATURE OF THE BALANCE OF LOANS REWRITTEN WITH THE SAME OR SIMILAR PROPERTY AS COLLATERAL. PLEASE ADDRESS WHETHER OR NOT THESE AMOUNTS ARE RELATED TO TROUBLED DEBT RESTRUCTURINGS AS DEFINED IN SFAS 15.

Response: The Company supplementally advises the Staff that it reflects a loan as rewritten with the same or similar property when: (i) a loan has exceeded its original term and the Company makes a new loan secured by the same property;
(ii) a borrower has decided to sell the property securing a loan and the Company makes a new loan to the
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Karen J. Garnett
July 7, 2005
Page Twenty-One


purchaser of such property; or (iii) the Company sells a foreclosed property that it owns and makes a new loan to the purchaser of such property. None of the amounts reflected relate to troubled debt restructurings.

84. COMMENT: WE NOTE THAT YOU SOLD APPROXIMATELY $163 MILLION IN LOANS TO THIRD PARTIES DURING THE LAST TWO FISCAL YEARS ENDED WITH NO CORRESPONDING GAINS OR LOSSES. PLEASE EXPLAIN TO US AND IN YOUR NEXT AMENDMENT WHY YOU SELL THEM IN THIS MANNER (FROM A BUSINESS PERSPECTIVE) AND WHY NONE OF THESE RESULTED IN ANY GAIN OR LOSS. DISCUSS HOW YOU VALUE THESE LOANS AND THE CORRESPONDING ACCOUNTING WHICH RESULTS IN NO GAIN OR LOSS RECOGNIZED. DISCUSS HOW YOU VALUE LOANS TO RELATED PARTIES, OR IF THE SAME, DISCUSS WHY YOU BELIEVE THIS VALUATION IS APPROPRIATE.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

85. COMMENT: CONFIRM TO US WHETHER OR NOT YOU USE THE PRACTICE OF LOAN SPLITTING. PROVIDE SPECIFIC DETAILS OF THIS PRACTICE IF YOU DO.

Response: The Company supplementally advises the Staff that it does not practice loan splitting on troubled loan restructurings. Generally, loans are only restructured or extended when borrowers have remained current on all loan obligations. The Company generally commences the foreclosure process as soon as possible on delinquent loans. In the rare case that a delinquent loan is restructured, the loans are not split into smaller loans.

86. COMMENT: PLEASE EXPAND YOUR DISCLOSURE IN YOUR NEXT AMENDMENT TO DISCLOSE YOUR CRITERIA FOR ACCOUNTING FOR THESE PROPERTIES AS HELD FOR SALE, AND WHETHER THAT TREATMENT IS IN ACCORDANCE WITH PARAGRAPH 30 OF SFAS 144. ADDITIONALLY, IN YOUR RESPONSE TO US, PLEASE TELL US WHETHER OR NOT ANY DEPRECIATION HAS BEEN RECORDED ON ANY OF THESE PROPERTIES.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested. The Company supplementally advises the Staff that, in accordance with paragraph #34 of SFAS No. 144, no depreciation has been recorded on these properties.

87. COMMENT: PLEASE DISCLOSE WHAT METHOD OF ACCOUNTING YOU APPLY FOR REAL ESTATE SALES TRANSACTIONS WHERE THE SALE HAS NOT BEEN CONSUMMATED AS DESCRIBED IN PARAGRAPHS 6-12 OF SFAS 66. REFER TO APPENDIX B OF SFAS 66. FOR EACH OF THE PROPERTIES SOLD, PLEASE DISCLOSE THE FOLLOWING:

      - THE RELEVANT TERMS THAT HAVE PREVENTED YOU FROM RECOGNIZING THE SALE UNDER SFAS 66,
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Karen J. Garnett
July 7, 2005
Page Twenty-Two

      - THE AMOUNTS RECEIVED FROM THE PURCHASERS AS AN INITIAL INVESTMENT AND WHERE THIS LIABILITY IS RECORDED ON YOUR BALANCE SHEETS,

      -     THE AMOUNT OF GAIN OR LOSS THAT HAS NOT BEEN RECOGNIZED, AND

      - THE APPROXIMATE DATE YOU ANTICIPATE CONSUMMATION OF THE SALE IN ACCORDANCE WITH SFAS 66.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

88. COMMENT: PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR REPORTING OPERATIONS RELATED TO ASSETS HELD FOR SALE AS DISCONTINUED OPERATIONS. REFER TO PARAGRAPH 42 OF SFAS 144.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

89. COMMENT: PLEASE EXPAND YOUR DISCLOSURE TO HELP THE READER UNDERSTAND YOUR BUSINESS PURPOSE FOR ENTERING INTO THESE TRANSACTIONS. PLEASE DISCLOSE WHETHER OR NOT THE CASH YOU RECEIVE FROM THE INVESTORS IS TYPICALLY GREATER THAN THE VALUE OF THE MORTGAGES INVESTED IN?

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

90. COMMENT: IN YOUR NEXT AMENDMENT, PLEASE DISCLOSE YOUR BEST ESTIMATE OF THE FAIR VALUE OF INVESTMENTS IN MORTGAGE LOANS AND ASSETS UNDER SECURED BORROWING.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

91. COMMENT: DISCLOSE YOUR POLICY FOR RECOGNIZING INTEREST INCOME ON IMPAIRED LOANS, INCLUDING HOW CASH RECEIPTS ARE RECORDED.

Response: In response to the Staff's comment, the Company has provided additional disclosure to clarify that (i) interest income is generally not recorded on loans in non-performing status and (ii) in cases where the Company has a forbearance agreement with the borrower or guarantor(s) of a loan, payments received under the forbearance agreement are applied first to amounts receivable and then recorded as income only when received.

92. COMMENT: DISCLOSE HOW THE MANAGER ARRIVED AT $2.5 MILLION AS A GENERAL ALLOWANCE FOR LOAN LOSSES. WHAT IS THE BASIS FOR THIS AMOUNT? ADDITIONALLY, PROVIDE
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Karen J. Garnett
July 7, 2005
Page Twenty-Three


GREATER DETAIL ON THE PROCESS THE MANAGER USES TO DETERMINE THE VALUE OF THE COLLATERAL IS SUFFICIENT TO PROTECT THE COMPANY AGAINST FURTHER LOSSES. IF THE MANAGER USES APPRAISALS IN ITS EVALUATION, INDICATE THE AGE OF APPRAISALS USED, AND WHETHER THESE APPRAISALS ARE BASED ON THE COLLATERAL AS-IS OR ON THE POST-CONSTRUCTION VALUE OF THE PROPERTY. IF THE LATTER, PLEASE INDICATE THE STAGE OF COMPLETION FOR THESE PROJECTS.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

93. COMMENT: REVISE YOUR ROLLFORWARD OF THE ALLOWANCE FOR LOAN LOSSES TO TIE IN TO THE AMOUNTS REPORTED IN YOUR INCOME STATEMENTS.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

94. COMMENT: PLEASE DISCLOSE THE FOLLOWING WITH RESPECT TO THE $15.2 MILLION NOTE THAT WAS RESTRUCTURED IN 2003:

      -     THE AMOUNT OF IMPAIRMENT THAT WAS RECOGNIZED ON THIS LOAN;

      - THE AMOUNT OF INTEREST INCOME INCLUDED IN NET INCOME FOR THE YEAR ENDED JUNE 30, 2004;

      - THE AMOUNT OF COMMITMENTS, IF ANY, TO LEND ADDITIONAL FUNDS TO DEBTORS OWING, RECEIVABLES WHOSE TERMS HAVE BEEN MODIFIED IN TROUBLED DEBT RESTRUCTURINGS; AND

      -     WHETHER THE LOAN IS NOW CURRENT.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

95. COMMENT: PLEASE EXPAND YOUR DISCLOSURE TO PROVIDE ADDITIONAL DETAIL ABOUT THE TRANSACTION THAT LED TO YOUR RECOGNITION OF $2.3 MILLION IN FINDER'S FEE INCOME. IN ADDITION, PLEASE DISCLOSE THE FOLLOWING:

      -     YOUR OWNERSHIP INTEREST IN THE PROPERTY THAT WAS SOLD, IF ANY;

      - THE ACTUAL SERVICES THAT WERE PERFORMED BY VESTIN FUND II, LLC THAT LED TO THE GENERATION OF REVENUE; AND

[MORRISON - FOERSTER LOGO]

Karen J. Garnett
July 7, 2005
Page Twenty-Four


      - THE SERVICES THAT WERE PERFORMED BY VESTIN FUND I, LLC IN THE TRANSACTION AND THE BASIS FOR THE ALLOCATION OF THE REVENUE BETWEEN FUND I AND FUND II.

Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

96. COMMENT: IT APPEARS THE INFORMATION DISCLOSED FOR THE FOURTH QUARTER AND YEAR ENDED JUNE 30, 2004 IS ERRONEOUSLY THE SAME AS FOR THE SAME PERIODS IN THE PRIOR YEAR. PLEASE REVISE IN YOUR NEXT AMENDMENT.

Response: In response to the Staff's comment, the Company has revised the disclosure.

97. COMMENT: PLEASE ADVISE US WHY YOU HAVE INCLUDED UNDERTAKING (A). IT DOES NOT APPEAR THAT YOU ARE INCORPORATING EXCHANGE ACT FILINGS.

Response: In response to the Staff's comment, the Company has revised the disclosure to delete undertaking (a).

98. COMMENT: PLEASE FILE COPIES OF YOUR LEGAL AND TAX OPINIONS OR PROVIDE US WITH DRAFTS OF THESE OPINIONS SO THAT WE HAVE AN OPPORTUNITY TO REVIEW THEM.

Response: The Company supplementally provides copies of the Exhibits 5.1 and 8.1 opinions with this letter.

Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Charles C. Kim at (213) 892-5742.

Very truly yours,

/s/ Hillel T. Cohn

Hillel T. Cohn

Enclosures

cc:   Michael McTiernan -- Securities and Exchange Commission
      Eric McPhee -- Securities and Exchange Commission
      Dan Gordon -- Securities and Exchange Commission
      Michael V. Shustek -- Vestin Realty Trust II, Inc. (w/o enclosures) Ira Levine, Esq. -- Levine Garfinkel & Katz (w/o enclosures)